SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 1-13163
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Res-Care, Inc. Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Res-Care, Inc.
10141 Linn Station Road
Louisville, Kentucky 40223

RES-CARE, INC. RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003
(With Report of Independent Registered
Public Accounting Firm Thereon)
RES-CARE, INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator
Res-Care, Inc. Retirement Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Res-Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.
/s/ Mountjoy & Bressler, LLP
Louisville, Kentucky
September 26, 2005

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS

Investments, at fair value	$58,504,472	$48,660,428

Receivables:
Employer’s contribution	427,571	360,114
Participants’ contribution	79,497	31,664

	507,068	391,778

Total assets	59,011,540	49,052,206

LIABILITIES

Miscellaneous liabilities	—	20,645

Net Assets Available For Benefits	$59,011,540	$49,031,561

See accompanying report of independent registered public accounting firm and notes to financial statements

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31, 2004

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$6,474,957
Interest and dividends	121,340

6,596,297
Contributions:
Employer	3,102,655
Participants’	5,761,479
Other	247,416

9,111,550

Total additions	15,707,847

Deductions From Net Assets Attributed To:
Benefits paid	5,462,211
Administrative expenses	203,375
Distributions	26,078

Total deductions	5,691,664

Net increase prior to transfers	10,016,183

Transfers From Plan	36,204

Net increase	9,979,979

Net Assets Available For Plan Benefits:

Beginning of Year	49,031,561

End of Year	$59,011,540

See accompanying report of independent registered public accounting firm and notes to financial statements

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE A—DESCRIPTION OF PLAN
The following description of the Res-Care, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General – The Plan is a defined contribution participant-directed plan covering certain employees of Res-Care, Inc. and certain subsidiaries (the Company) who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions – Each year, participants may contribute up to 25 percent of pretax annual compensation, up to a dollar limit, as defined in the Plan. The Company matches 100 percent of the first 3 percent and 50 percent of the next 2 percent of base compensation that any non-highly compensated participant contributes to the Plan. A highly compensated participant (HCE) is any employee who is a 5% or greater shareholder in the Company at any time during the year or earned and received gross compensation from the Company in excess of the HCE compensation cap for the preceding Plan year ($90,000 for the 2004 Plan year). At the end of each Plan year, management of the Company decide the extent to which a matching contribution will be made for HCE’s, who may receive the same match percentage or a lesser percentage. During the first quarter of 2005, management determined that a matching contribution of $387,008 would be contributed for the HCE match for Plan year 2004. This amount is included in the Employer’s contribution receivable amount on the statement of net assets available for plan benefits.
Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.
Participants’ Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%. Principal and interest are paid ratably through payroll deductions at each regular pay period.
Payment of Benefits – Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2004
NOTE B—SIGNIFICANT ACCOUNTING POLICIES
Following are the significant accounting policies followed by the Plan.
Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.
Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
Administration of Plan Assets – Contributions are held and managed by the Trustee, U.S. Bank, N.A., which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the Trustee through contributions as determined by the Company.
Payment of Benefits – Benefits are recorded when paid.
Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C—INVESTMENTS
The Plan’s investments are held in bank-administered trust funds and are recorded at fair value based on quoted market prices of the fund’s underlying assets. Participant loans are valued at the amount borrowed less repayments, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Continued

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2004
NOTE C—INVESTMENTS—CONTINUED
The following table represents the fair value of individual investments which exceed 5 percent of the Plan’s net assets:

	December 31,
	2004	2003
Interest in registered investment companies:
U.S. Bank Stable Asset Fund	$13,277,702	$12,188,961
T. Rowe Price Mid Cap Growth Fund	10,150,287	8,271,629
T. Rowe Price Equity Income Fund	9,236,018	7,706,463
M F S Total Return Fund Class A	5,573,759	4,563,016
Federated G N M A Fund Institutional Service Shares	4,626,909	4,469,680
First American Investment Funds Equity Index Class Y	4,094,492	3,503,670

Common stock:
Res-Care, Inc.	3,955,167	Less than 5%
During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Interest in registered investment companies:
American Funds EuroPacific Growth Fund Class A	$155,067
American Funds Growth Fund of America Class A	145,041
Federated G N M A Fund Institutional Service Shares	153,728
Fidelity Small Cap Fund	172,978
First American Investment Funds Equity Index Class Y	383,574
Franklin Managed Trust Rising Dividends Fund	83,814
Janus Adviser Growth & Income Fund	9
Lord Abbott Small Cap Fund Class A	3,412
M F S New Discovery Fund Class A	(106,390)
M F S Total Return Fund Class A	551,097
Putnam International Equity Fund Class A	4
T. Rowe Price Equity Income Fund	1,181,795
T. Rowe Price Mid Cap Growth Fund	1,562,155
U.S. Bank Stable Asset Fund	422,087

Common stock:
Res-Care, Inc.	1,766,586

$6,474,957

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2004
NOTE D—RELATED PARTY TRANSACTIONS
Certain Plan investments are invested in the common stock of Res-Care, Inc., a related party. Other Plan investments are invested in funds managed by U.S. Bank, N.A., the Trustee. Certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.
NOTE E—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE F—INCOME TAXES
A determination letter dated April 16, 2003 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code and, therefore, are exempt from Federal income taxes.

SUPPLEMENTAL SCHEDULE

RES-CARE, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 61-0875371      Plan: 002
December 31, 2004

	Identity of Issue, Borrower,			Current
(a)	Lessor, or Similar Party (b)	Description (c)	Cost (d)	Value (e)
*	U.S. Bank, N.A.	American Funds EuroPacific Growth Fund Class A	$955,317	$1,097,916
*	U.S. Bank, N.A.	American Funds Growth Fund of America Class A	1,396,395	1,556,150
*	U.S. Bank, N.A.	Contribution Account	17,299	17,299
*	U.S. Bank, N.A.	Federated G N M A Fund Institutional Service Shares	4,723,851	4,626,909
*	U.S. Bank, N.A.	First American Investment Funds Equity Index Class Y	3,290,635	4,094,492
*	U.S. Bank, N.A.	Franklin Managed Trust Rising Dividends Fund	899,053	1,001,115
*	U.S. Bank, N.A.	Lord Abbott Small Cap Fund Class A	1,563,501	1,566,912
*	U.S. Bank, N.A.	M F S Total Return Fund Class A	4,905,513	5,573,759
*	U.S. Bank, N.A.	T. Rowe Price Equity Income Fund	7,442,083	9,236,018
*	U.S. Bank, N.A.	T. Rowe Price Mid Cap Growth Fund	7,251,246	10,150,287
*	U.S. Bank, N.A.	U.S. Bank Stable Asset Fund	12,518,675	13,277,702
*	U.S. Bank, N.A.	Res-Care, Inc. Common Stock	806,969	3,955,167

	Participant Loans	5% - 10.5% per annum	—	2,350,746

			$45,770,537	$58,504,472

*	Denotes party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC. RETIREMENT SAVINGS PLAN

By:	/s/ Ronald G. Geary

Ronald G. Geary
Chairman, President and Chief Executive Officer

By:	/s/ David W. Miles

David W. Miles
Vice President and Controller, Interim Chief
Financial Officer
Date: October 19, 2005

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm